UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  JUNE 03, 2008


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

TRANSACTION IN OWN SHARES

NOVO NORDISK A/S - SHARE REPURCHASE PROGRAMME

On 31 January 2008 Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount of up to DKK 2 billion in the period from 31 January 2008 to 6 August 2008.

Since the announcement as of 26 May 2008, the following transactions have been made under the programme:

                               NUMBER OF             AVERAGE         TRANSACTION
                                  SHARES            PURCHASE              VALUE,
                                                       PRICE                 DKK
ACCUMULATED, LAST
ANNOUNCEMENT                   3,707,907                           1,204,217,638
19 May 2008                       50,000            314.5200          15,726,500
20 May 2008                       50,000            309.2000          15,460,000
21 May 2008                       25,700            312.4000           8,028,680
22 May 2008                       49,300            312.3100          15,396,883
23 May 2008                       45,000            313.2700          14,097,150
ACCUMULATED, 2008              3,927,907                           1,272,926,351


With the transactions stated above, Novo Nordisk owns a total of 28,591,990 treasury shares, corresponding to 4.4% of the share capital. The total amount of shares in the company is 646,960,000 including treasury shares.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 26,000 employees in 80 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Further information:
Media:                        Investors:

Outside North America:        Outside North America:
Elin K Hansen                 Mads Veggerby Lausten
Tel: (+45) 4442 3450          Tel: (+45) 4443 7919
ekh@novonordisk.com           mlau@novonordisk.com

Hans Rommer
Tel: (+45) 4442 4765
hrmm@novonordisk.com

In North America:             In North America:
Sean Clements                 Christian Qvist Frandsen
Tel: (+1) 609 514 8316        Tel: (+1) 609 919 7937
secl@novonordisk.com          cqfr@novonordisk.com


Stock Exchange Announcement no 31/2008

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: JUNE 03, 2008                           NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer